UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   Welsh, Burke
   535 Huiet Dr.


   McDonough, GA  30252
2. Issuer Name and Ticker or Trading Symbol
   PAB Bankshares, Inc. (PAB)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/02
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Exec. Vice President/
   Sr. Credit Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
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

Common Stock                                                                                     159.0000       D  Direct
Common Stock                                  09/09/02    L        72.1444       A  $8.49920                    I  ESPP (1)
Common Stock                                  10/15/02    L        73.8879       A  $8.31480                    I  ESPP (1)
Common Stock                                  11/06/02    L        68.8351       A  $8.92960                    I  ESPP (1)
Common Stock                                  12/20/02    L        69.9108       A  $8.78390     284.7782       I  ESPP

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
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
Incentive Stock Option (right  $7.70000        08/02/02       A         16,000.0000                       (3)          08/02/12
to buy) (2)
Incentive Stock Option (right  $10.60000                                                                               09/26/11
to buy)
Incentive Stock Option (right  $10.71000                                                                               06/01/11
to buy)
Incentive Stock Option (right  $10.93800                                                                               08/09/10
to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Incentive Stock Option (right  08/02/02  Common Stock                   16,000.0000               16,000.0000   D   Direct
to buy) (2)
Incentive Stock Option (right            Common Stock                   17,045.0000               17,045.0000   D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   3,000.0000                3,000.0000    D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   3,000.0000                3,000.0000    D   Direct
to buy)

Explanation of Responses:

(1)
Shares purchased with 50% company match funds.  Shares purchased with company match funds are vested at 50% per year for two year ve sting period.
(2)
Employee stock option (right to buy) granted pursuant to PAB Bankshares, Inc. 1994 Employee Stock Option Plan.  It is the intent of the Company that any option or award granted under the plan satisfy and be interpreted in a manner that satisfies the applicable req uirements of Rule 16b-3, so that any person subject to Section 16 of the Securities Act of 1933 will be entitled to the benefits of
Rule 16b-3 or other exemptive rules under Section 16 of the Act and will not be subjected to liability thereunder.  Options and awar ds granted under this plan, prior to August 15, 1996, to persons subject to Section 16, were granted in compliance with the exemptio
n requirements of Rule 16b-3, as it existed in effect from May 1, 1991 until August 15, 1996, to persons subject to Section 16, are approved by the full board of Directors of PAB Bankshares, Inc., in compliance with the exemption alternatives of Rule 16b-3, as ame nded August 15, 1996.
(3)
The option becomes available in five equal installments, commencing one year after the date of grant.

SIGNATURE OF REPORTING PERSON
/S/ Welsh, Burke
DATE 01/28/03